Transamerica Asset Management, Inc. Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

October 21, 2011

VIA EDGAR CORRESPONDENCE

Craig A. Ruckman

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)
Registration Statement on Form N-14 (the “Registration Statement”)
(File No. 333-176907)

Dear Mr. Ruckman:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on September 19, 2011 relating to the proposed reorganizations of the series of the Registrant listed on the attached Appendix A. The Staff’s comments were conveyed to us as representatives of the Registrant by telephone on October 13, 2011.

Below are the Staff’s comments on the Registration Statement and the Registrant’s responses thereto.

1. Comment: Please clarify whether the Registrant plans to seek shareholder approval for AUIM as sub-adviser if the reorganizations are not approved.

Response: As noted in the “Summary” section of the Proxy Statement/Prospectus, if a Target Portfolio’s shareholders do not approve the applicable Reorganization, the Target Portfolio will continue to engage in business as a separate investment management company and the Target Board will consider what further action may be appropriate. AUIM serves as the sub-adviser to each Target Portfolio on an interim basis. If a Reorganization is not approved and the Target Board were to decide that AUIM should serve as the sub-adviser to a Target Portfolio on a permanent basis, the Registrant would seek shareholder approval of AUIM as sub-adviser.

2. Comment: In the “Summary” section of the Proxy Statement/Prospectus, please include the 1933 Act file number for any items incorporated by reference.

Response: The Registrant has made revisions consistent with the Staff’s comment.

October 21, 2011

3. Comment: In the “Summary” section of the Proxy Statement/Prospectus, please confirm that the website listed will have the information stated.

Response: The Registrant so confirms.

4. Comment: For each Reorganization, please provide additional disclosure regarding the differences between the investment strategies of the Target Portfolio and the Destination Portfolio.

Response: The Registrant has made revisions consistent with the Staff’s comment.

5. Comment: For each Reorganization, please provide additional disclosure contrasting the risks faced by the Target Portfolio and the Destination Portfolio.

Response: The Registrant has made revisions consistent with the Staff’s comment.

6. Comment: In the expense tables, with respect to the Initial Class shares, please include a 12b-1 fee of 0.15% unless the Board of Trustees has determined that no fees will be paid through a date at least one year from the date of the Proxy Statement/Prospectus.

Response: The Registrant has made revisions consistent with the Staff’s comment.

7. Comment: In the expense tables, please remove the reference to footnote 1 from the management fee in the combined Destination Portfolio column. Please also remove the Expense Reduction and Net Operating Expenses line items and related footnotes as no expenses are currently being reimbursed or waived.

Response: The Registrant has deleted the relevant line items and footnotes.

8. Comment: For the Group 2 Reorganization, please explain why the acquired fund fees and expenses for the combined portfolio are greater than those of either the Target Portfolio or the Destination Portfolio.

Response: The Registrant notes that the acquired fund fees and expenses are calculated as of different periods. The acquired fund fees and expenses of the Target Portfolio are based on the acquired fund fees and expenses for the fiscal year ended December 31, 2010, the acquired fees and expenses for the Destination Portfolio have been estimated based on expected expenses for the current fiscal year, and the pro forma acquired fund fees and expenses of the combined Destination Portfolio are after giving effect to the Reorganization based on pro forma net assets as of June 30, 2011.

9. Comment: In the “Portfolio Securities” section of the Proxy Statement/Prospectus, please clarify who “management” is and the role of management with respect to the portfolio securities of the Target Portfolio that will be maintained by the Destination Portfolio.

Response: The Registrant has clarified the disclosure in question.

10. Comment: In “Voting Rights and Required Votes” section of the Proxy Statement/Prospectus, please disclose that, as a result of proportional voting, the vote of a small number of contract holders may determine the outcome of the Reorganizations.

October 21, 2011

Response: The Registrant has made revisions consistent with the Staff’s comment.

11. Comment: In “Tax Capital Loss Carryforwards” section of the Proxy Statement/Prospectus, please clarify the reference to “Each Group 1 Reorganization” at the beginning of the second paragraph.

Response: The Registrant has clarified the disclosure in question.

12. Comment: Please add two notes to the Pro Forma financial statements: (1) describe the valuation policies of the combined portfolio and (2) discuss the tax status of the combined portfolio.

Response: The Registrant has added the requested disclosure.

13. Comment: In Note 3 to the Pro Forma Financial statements, please clarify that the sub-advisory fees paid to AUIM with respect to the Target Portfolio are the same as the sub-advisory fees of the Destination Portfolio.

Response: The Registrant has made revisions consistent with the Staff’s comment.

14. Comment: The cost of the reorganizations is stated in the “Summary” as being $385,000, but the capitalization tables and Notes to the Pro Forma financial statements indicate that the cost is $350,000. Please clarify the correct amount and revise accordingly.

Response: The cost is $350,000. The Registrant has corrected the amount disclosed in the Summary.

15. Comment: Please revise the expense examples to remove the 5 and 10 year numbers for the Destination Portfolios and the Combined Portfolios as they are new funds.

Response: The Registrant has made revisions consistent with the Staff’s comment.

16. Comment: In a footnote to the capitalization table, please explain that the Pro Forma Adjustments are due to the costs of the reorganization.

Response: The Registrant has added the requested explanation.

17. Comment: If it is expected that the portfolios will incur material repositioning costs in connection with the Reorganizations, the Staff noted that the capitalization table, Pro Forma Schedule of Investments and Pro Forma Schedule of Assets and Liabilities will need to be revised to show a reduction in net assets by the amount of repositioning costs.

Response: The Registrant notes that the portfolios are not expected to incur material repositioning costs.

October 21, 2011

18. Comment: In the Pro Forma Schedule of Investments and Pro Forma Schedule of Assets and Liabilities, the net assets should be reduced by the amount of the cost of the reorganization.

Response: The Registrant has made revisions consistent with the Staff’s comment.

19. Comment: In the Pro Forma Schedule of Operations, please show the twelve month period ended 6/30/11 for the Target Portfolios.

Response: The Registrant has made revisions consistent with the Staff’s comment.

20. Comment: Please include the Tandy representations in your response letter.

Response: The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1836 with any questions.

Very truly yours,

/s/ Tanya L. Goins
Senior Counsel

Appendix A

Acquired Portfolio	Acquiring Portfolio
Transamerica Global Conservative VP	Transamerica AEGON Active Asset Allocation - Conservative VP

Transamerica Emerging Markets/Pacific Rim VP	Transamerica AEGON Active Asset Allocation - Moderate Growth VP

Transamerica Global Growth VP	Transamerica AEGON Active Asset Allocation - Moderate Growth VP